PowerShares Exchange-Traded Fund Trust II

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

December 21, 2015

Ms. Marianne Dobelbower

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	PowerShares Exchange-Traded Fund Trust II—Request for Withdrawal of Post-Effective Amendments No. 502, 512, 521 and 526 to the Trust’s Registration Statement

Dear Ms. Dobelbower:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, PowerShares Exchange-Traded Fund Trust II (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-138490 and 811-21977) relating to PowerShares S&P 500 Quality Factor Portfolio, a series of the Trust (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
502	September 10, 2015	0001193125-15-316930
512	October 9, 2015	0001193125-15-341010
521	November 6, 2015	0001193125-15-369530
526	December 4, 2015	0001193125-15-394974

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold in connection with the Amendments.

If you have any questions, please contact Mark Greer at (312) 807-4393. Thank you.

Very truly yours,

PowerShares Exchange-Traded Fund Trust II

By:	/s/ Anna Paglia
Anna Paglia
Secretary